Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated July 5, 2005)	Registration No. 333-125725

Playboy Enterprises, Inc.

3.00% Convertible Senior Subordinated Notes due 2025

and

Shares of Class B Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated July 5, 2005, as supplemented by the prospectus supplements dated July 8, 2005 (filed with the Securities and Exchange Commission on July 11, 2005), July 29, 2005, August 30, 2005, September 26, 2005, October 5, 2005, October 31, 2005, December 7, 2005 and March 8, 2006, relating to the resale by certain of our securityholders of up to $115,000,000 of our 3.00% convertible senior subordinated notes due 2025 and the shares of our Class B common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Selling Securityholder	Principal amount of notes that may be sold	Percentage of notes outstanding	Number of shares of Class B common stock that may be sold (1)	Percentage of Class B common stock outstanding (2)
DBAG London (3)...........................	4,585,000	3.99%	350,267	1.23%

Topaz Fund (3)................................	2,000,000	1.74%	152,788	*

_______________

* Less than 1%.

(1)

Represents the maximum number of shares of our Class B common stock issuable upon conversion of all of the holder’s notes, based on the Maximum Conversion Rate of 76.3942 shares of our Class B common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in the prospectus under “Description of the notes—Conversion rights—Adjustment to the conversion rate.” As a result, the maximum number of shares of our Class B common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)

Calculated based on 28,201,063 shares of our Class B common stock outstanding as of April 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of our Class B common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)

Selling securityholder has identified itself as an affiliate of a broker-dealer. Each such selling securityholder has informed us that: (a) such selling securityholder acquired its notes in the ordinary course of business and (b) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

Investing in the notes or our Class B common stock involves significant risks.

See “Risk factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2006.